                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM U-3A-2                  File No. 69-00410


 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE 2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1


                                 UGI CORPORATION
                              460 NORTH GULPH ROAD
                            KING OF PRUSSIA, PA 19406
                                (Name of company)



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         UGI Corporation (the "Company" or "UGI") was incorporated as a stock corporation under the laws of Pennsylvania on December 20, 1991. The Company's principal office is at 460 North Gulph Road, King of Prussia, Pennsylvania 19406.

         UGI is a holding company which owns directly six subsidiaries as follows:

                  a. UGI Utilities, Inc. ("UGI Utilities") is a public utility company incorporated in Pennsylvania that owns and operates (i) a natural gas distribution utility serving 14 counties in eastern and southeastern Pennsylvania, and (ii) an electric utility serving parts of Luzerne and Wyoming Counties in northeastern Pennsylvania.

         UGI Development Company, a Pennsylvania corporation, is a wholly owned subsidiary of UGI Utilities.

                  b. AmeriGas, Inc. is a Pennsylvania corporation which conducts a propane distribution business from over 600 district locations in 44 states through AmeriGas Partners, L.P., a Delaware Limited Partnership (the "Partnership"). Through its subsidiaries, AmeriGas, Inc. owns 59% of the

Partnership. AmeriGas Propane, Inc., a Pennsylvania corporation, is a wholly owned subsidiary of AmeriGas, Inc. and the sole general partner of the Partnership. AmeriGas, Inc. is also the parent company of Four Flags Drilling Company, Inc., an inactive Pennsylvania corporation.

         AmeriGas Propane, Inc. is the parent company of (i) AmeriGas Technology Group, Inc., a Pennsylvania corporation engaged in the commercialization of a patented process for use by waste treatment facilities, (ii) Diamond Acquisition, Inc., a Hawaiian holding company, and (iii) Petrolane Incorporated, a Pennsylvania holding company.

         Petrolane Incorporated owns a 50% interest in Atlantic Energy, Inc., a Delaware corporation that operates a propane storage facility in Virginia.

         AmeriGas Partners, L. P. is the parent company of AmeriGas Finance Corp., a Delaware corporation that serves as co-obligor for certain debt securities of the Partnership. AmeriGas Propane, Inc. and AmeriGas Partners hold limited partnership interests in AmeriGas Propane, L.P., a Delaware limited partnership.

         AmeriGas Propane, L.P. is the parent company of (i) AmeriGas Propane Parts & Service, Inc., a Pennsylvania corporation which sells appliance parts and fittings and services propane appliances, (ii) Northwest LPG Supply Ltd., an inactive Canadian corporation, and (iii) Petrolane Offshore Ltd., an inactive Bermuda corporation.

                  c. UGI Enterprises, Inc. is a Pennsylvania corporation that conducts a gas marketing business under the trade name of GASMARK through its subsidiary, UGI Energy Services, Inc., a Pennsylvania corporation, and an electric energy marketing business under the trade name POWERMARK through its subsidiary, UGI Power Supply, Inc., also a Pennsylvania corporation. Energy development partnerships in international markets are pursued through its wholly owned subsidiaries, (i) UGI Black Sea Enterprises, Inc.,a Pennsylvania corporation, (ii) UGI International (China), Inc., a Delaware corporation, and
(iii) UGI International (Romania), Inc., a Pennsylvania corporation.

                  d. UGI Properties, Inc. is a Pennsylvania corporation that owns UGI's corporate headquarters building in King of Prussia, Pennsylvania.

                  e. Ashtola Production Company is an inactive Pennsylvania corporation.

         Ashtola Production Company is the parent company of UGI Ethanol Development Corporation, an inactive Pennsylvania corporation, and Cryotex Incorporated, an inactive Delaware corporation.

                  f. United Valley Insurance Company, a Vermont corporation, provides auto, general, and workers' compensation liability insurance coverage to UGI and its subsidiaries.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         The Company does not directly own any such properties.

                  The Company's subsidiary that is a public utility company, UGI Utilities, Inc., owns the following properties and related land rights used for the generation, transmission, and distribution of electric energy for sale to customers in communities which have granted a franchise to provide electric energy:

                  a. Principal generating plants: Hunlock generating station located near Kingston, Pennsylvania; and a 1.11% ownership interest in Conemaugh Station, located near Johnstown, Pennsylvania.

                  b. Transmission lines: 2,082 miles of transmission and distribution lines and related facilities in portions of Luzerne and Wyoming Counties in northeastern Pennsylvania.

                  c. Electric distribution facilities: 29 substations, transformers and associated distribution facilities located in the service area, in addition to the distribution lines referred to above.

                  UGI Utilities provides natural gas services through approximately 4,100 miles of gas mains, related service facilities and land rights, for the distribution of natural gas throughout a 14 county service area in eastern and southeastern Pennsylvania to customers in communities which have granted a franchise to provide gas service. In addition, it owns the following properties used for the production and distribution of natural or manufactured gas:

                  Gas storage plants: peak shaving facilities in Harrisburg, Reading and Bethlehem, Pennsylvania which produce propane air and have a design capacity to manufacture up to 35,000 Mcf. of propane air per day and a liquefied natural gas plant near Reading, Pennsylvania which has storage capacity of 250,000 Mcf. and is designed to add up to 25,000 Mcf. per day to the sendout capacity.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                  a. Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                     None by UGI

                      UGI Utilities              883,616,651 kwh.


                       Sold at Retail             39,761,300 Mcf.
                       Transportation             45,130,503
                                                  ---------------
                            Total                 84,891,803 Mcf.

                  b. Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                           None by UGI or UGI Utilities

                  c. Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                           None by UGI.

                           UGI Utilities - 9,016,830 Mcf.

                            NOTE: UGI Utilities' principal business is the
distribution of natural gas exclusively within the Commonwealth of Pennsylvania. Incidental to its principal business, UGI Utilities may, from time to time, sell surplus natural gas to other gas utilities or brokers on a wholesale basis. Some of these transactions may take place outside the state.

                  d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                           None by UGI

                           UGI Utilities, Inc. - 41,956,959 Mcf.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                  a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                           None by UGI or UGI Utilities

                  b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                           None by UGI or UGI Utilities

                  c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                           None by UGI or UGI Utilities

                  d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                           None by UGI or UGI Utilities

                  e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                           None by UGI or UGI Utilities

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.


                                       UGI CORPORATION
                                       (Name of claimant)



                                       By: /s/ MICHAEL J. CUZZOLINA
                                          -----------------------------
                                                    (Title)
                                           Michael J. Cuzzolina
                                           Vice President - Accounting
                                           and Financial Control

CORPORATE SEAL

Attest:

/s/ BARTON D. WHITMAN
--------------------------
Barton D. Whitman
Corporate Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Barton D. Whitman
                               Corporate Secretary
                                 UGI Corporation
                              460 North Gulph Road
                            King of Prussia, PA 19406

                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

         Attached to this Form U-3A-2 as Exhibit A.

                                    EXHIBIT B

         A Financial Data Schedule setting forth the financial data and other that are applicable to the registrant on a consolidated basis.

         Attached to this Form U-3A-2 as Exhibit B.

                                    EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

         Not applicable.

                                  Exhibit A
                        UGI Corporation and Subsidiaries
                          Consolidating Balance Sheet
                               September 30, 1996
                                  (Unaudited)
                             (Millions of dollars)


                                                           Consolidated   Eliminations                     UGI
                                                               UGI             and          UGI        Utilities,    AmeriGas,
                                                              Corp.        Adjustments      Corp.         Inc.         Inc.
                                                           ------------   ------------      -----      ---------     --------
ASSETS
  Current assets:
   Cash and cash equivalents                               $   74.0        $   0.1       $  51.4      $   3.1      $     7.9
   Short-term investments                                      23.1            -            23.1          -              -
   Accounts receivable                                        113.3           (0.3)          0.4         26.0           80.1
   Accrued utility revenues                                     8.6            -             -            8.6            -
   Accounts receivable - intercompany                         -               (1.6)          -            0.3            1.3
   Inventories                                                113.2            -             -           30.0           83.0
   Deferred income taxes                                       17.4            -             0.2          6.3           10.6
   Insurance indemnification receivable                        19.0            -             -            -             19.0
   Prepaid expenses and other current assets                   13.0           (0.1)          0.2          1.9           10.4
                                                           --------        -------       -------      -------      ---------
    Total current assets                                      381.6           (1.9)         75.3         76.2          212.3

  Investments in subsidiaries                                 -             (326.5)        326.5          -              -

  Gross property, plant and equipment                       1,342.8            -             0.4        729.9          602.0
  Less:  accumulated depreciation and amortization            368.2            -             0.2        222.6          144.5
                                                           --------        -------       -------      -------      ---------
    Net property, plant and equipment                         974.6            -             0.2        507.3          457.5

  Intangible assets                                           692.5            -             -            -            692.5
  Regulatory income tax asset                                  42.9            -             -           42.9          -
  Other assets                                                 53.3          (13.2)          0.8         23.5           41.2
                                                           --------        -------       -------      -------      ---------
   Total assets                                            $2,144.9        $(341.6)      $ 402.8      $ 649.9      $ 1,403.5
                                                           ========        =======       =======      =======      =========


                                                                         United
                                                              UGI        Valley     Ashtola       UGI
                                                           Properties,  Insurance   Production  Enterprises,
                                                              Inc.      Company     Company        Inc.
                                                           ----------   ---------   ----------  -----------
ASSETS
  Current assets:
   Cash and cash equivalents                                  $ -        $ 6.3      $ 0.1      $  5.1
   Short-term investments                                       -          -          -           -
   Accounts receivable                                          -          -          -           7.1
   Accrued utility revenues                                     -          -          -           -
   Accounts receivable - intercompany                           -          -          -           -
   Inventories                                                  -          -          -           0.2
   Deferred income taxes                                        -          0.3        -           -
   Insurance indemnification receivable                         -          -          -           -
   Prepaid expenses and other current assets                    0.1        0.4        -           0.1
                                                              -----      -----      -----      ------
    Total current assets                                        0.1        7.0        0.1        12.5

  Investments in subsidiaries                                   -          -          -           -

  Gross property, plant and equipment                          10.3        -          -           0.2
  Less:  accumulated depreciation and amortization              0.9        -          -           -
                                                              -----      -----      -----      ------
    Net property, plant and equipment                           9.4        -          -           0.2

  Intangible assets                                             -          -          -           -
  Regulatory income tax asset                                   -          -          -           -
  Other assets                                                  0.2        -          -           0.8
                                                              -----      -----      -----      ------
   Total assets                                               $ 9.7      $ 7.0      $ 0.1      $ 13.5
                                                              =====      =====      =====      ======

                        UGI Corporation and Subsidiaries
                          Consolidating Balance Sheet
                               September 30, 1996
                                  (Unaudited)
                             (Millions of dollars)


                                                          Consolidated     Eliminations                     UGI
                                                              UGI              and           UGI         Utilities,
                                                              Corp.         Adjustments      Corp.          Inc.
                                                          ------------     ------------      -----       ---------
LIABILITIES  AND  EQUITY
  Current liabilities:
   Current maturities of long-term debt                  $    31.1          $  -           $ -           $  25.5
   Bank loans                                                 65.5             -             -              50.5
   Accounts payable                                           94.7               0.8           0.2          39.5
   Accounts payable - intercompany                           -                 (12.5)         12.0         -
   Employee compensation and benefits accrued                 32.4             -               0.9           8.2
   Dividends and interest accrued                             44.8              (0.2)         11.8           5.0
   Income taxes accrued                                       14.4             -              (1.1)          5.3
   Insured property and casualty liability                    19.0             -             -             -
   Refunds and deposits                                       17.7             -             -               4.0
   Other accrued liabilities                                  49.6              (0.7)          0.1          18.9
                                                         ---------          --------       -------       -------
    Total current liabilities                                369.2             (12.6)         23.9         156.9


  Long-term debt                                             845.2             -             -             149.3
  Long-term debt - intercompany                              -                  (1.8)        -               1.8
  Deferred income taxes                                      148.6              (0.8)          0.2          95.5
  Deferred investment tax credits                             10.8             -             -              10.8
  Other noncurrent liabilities                                73.9               0.1           1.1          11.0

  Minority interest in AmeriGas Partners                     284.4             -             -             -

  UGI Utilities Series Preferred Stock Subject to
   Mandatory Redemption                                       35.2             -             -              35.2

  Common stockholders' equity:
   Common Stock                                              391.9             (60.4)        391.9          60.3
   Additional paid-in-capital                                -                (307.2)        -              68.0
   Retained earnings (accumulated deficit)                   (12.8)             41.1         (12.8)         61.1
                                                         ---------          --------       -------       -------
                                                             379.1            (326.5)        379.1         189.4
   Less:  treasury stock, at cost                              1.5             -               1.5         -
                                                         ---------          --------       -------       -------
    Total common stockholders' equity                        377.6            (326.5)        377.6         189.4
                                                         ---------          --------       -------       -------
      Total liabilities and stockholders' equity         $ 2,144.9          $ (341.6)      $ 402.8       $ 649.9
                                                         =========          ========       =======       =======


                                                                                        United
                                                                           UGI          Valley       Ashtola       UGI
                                                               AmeriGas,  Properties,  Insurance   Production   Enterprises,
                                                                  Inc.        Inc.       Company     Company       Inc.
                                                               --------   ----------   ---------   ----------   -----------
LIABILITIES  AND  EQUITY
  Current liabilities:
   Current maturities of long-term debt                       $     5.2       $ 0.4      $ -        $   -         $  -
   Bank loans                                                      15.0         -          -            -            -
   Accounts payable                                                47.1         -          -            -            7.1
   Accounts payable - intercompany                                  0.1         -          -            -            0.4
   Employee compensation and benefits accrued                      23.0         -          -            -            0.3
   Dividends and interest accrued                                  28.1         -          0.1          -            -
   Income taxes accrued                                            10.0         -         (0.1)         0.4         (0.1)
   Insured property and casualty liability                         19.0         -          -            -            -
   Refunds and deposits                                            13.5         -          -            -            0.2
   Other accrued liabilities                                       25.6         -          5.0          -            0.7
                                                              ---------       -----      -----      -------       ------
    Total current liabilities                                     186.6         0.4        5.0          0.4          8.6


  Long-term debt                                                  687.3         8.6        -            -            -
  Long-term debt - intercompany                                   -             -          -            -            -
  Deferred income taxes                                            53.9         -          -           (0.1)        (0.1)
  Deferred investment tax credits                                 -             -          -            -            -
  Other noncurrent liabilities                                     61.3         -          -            0.4          -

  Minority interest in AmeriGas Partners                          284.4         -          -            -            -

  UGI Utilities Series Preferred Stock Subject to
   Mandatory Redemption                                           -             -          -            -            -

  Common stockholders' equity:
   Common Stock                                                   -             -          0.1          -            -
   Additional paid-in-capital                                     225.7         0.7        0.4          9.9          2.5
   Retained earnings (accumulated deficit)                        (95.7)        -          1.5        (10.5)         2.5
                                                              ---------       -----      -----      -------       ------
                                                                  130.0         0.7        2.0         (0.6)         5.0
   Less:  treasury stock, at cost                                 -             -          -            -            -
                                                              ---------       -----      -----      -------       ------
    Total common stockholders' equity                             130.0         0.7        2.0         (0.6)         5.0
                                                              ---------       -----      -----      -------       ------
      Total liabilities and stockholders' equity              $ 1,403.5       $ 9.7      $ 7.0      $   0.1       $ 13.5
                                                              =========       =====      =====      =======       ======

                        UGI Corporation and Subsidiaries
                       Consolidating Statement of Income
                     For the Year Ended September 30, 1996
                                  (Unaudited)
                             (Millions of dollars)


                                                         Consolidated    Eliminations                   UGI
                                                             UGI             and         UGI         Utilities,    AmeriGas,
                                                             Corp.        Adjustments   Corp.           Inc.         Inc.
                                                         ------------    ------------   -----        ---------     --------
Revenues:
  Propane                                                  $1,013.2       $  -        $  -             $ -         $1,013.2
  Utilities                                                   460.5          -           -               460.5        -
  Energy marketing                                             83.9         (3.6)        -               -            -
                                                           --------       ------      --------         -------     --------
                                                            1,557.6         (3.6)        -               460.5      1,013.2

Costs and expenses:
  Propane cost of sales                                       569.7          -           -               -            569.7
  Utilities - gas, fuel and purchased power                   239.7          -           -               239.7        -
  Energy marketing cost of sales                               77.7          -           -               -            -
  Operating and administrative expenses                       437.5        (15.3)         10.1           123.3        315.3
  Depreciation and amortization                                86.0          -           -                21.6         64.1
  Miscellaneous (income), net                                 (12.7)        11.7         (13.4)           (1.9)        (9.1)
                                                           --------       ------      --------         -------     --------
                                                            1,397.9         (3.6)         (3.3)          382.7        940.0
                                                           --------       ------      --------         -------     --------
Operating income                                              159.7          -             3.3            77.8         73.2
Interest charges                                              (79.5)         -             0.1           (16.1)       (62.8)
Minority interest in AmeriGas Partners                         (4.3)         -           -               -             (4.3)
                                                           --------       ------      --------         -------     --------
Income before income taxes and subsidiary
  preferred stock dividends                                    75.9          -             3.4            61.7          6.1
Income taxes                                                  (33.6)         -            (1.4)          (23.3)        (6.9)
Dividends on UGI Utilities Series Preferred Stock              (2.8)        (2.8)        -               -            -
Equity in income of subsidiaries                              -            (37.5)         37.5           -            -
                                                           --------       ------      --------         -------     --------
Net income (loss)                                          $   39.5        (40.3)         39.5            38.4         (0.8)
                                                           ========
Dividends on preferred stock                                                 2.8           -              (2.8)       -
                                                                          ------      --------         -------     --------
Net income after dividends on preferred stock                             $(37.5)     $   39.5         $  35.6     $   (0.8)
                                                                          ======      ========         =======     ========



                                                                            United
                                                                UGI          Valley        Ashtola       UGI
                                                             Properties,    Insurance     Production  Enterprises,
                                                                Inc.        Company       Company        Inc.
                                                             ----------    ----------     ----------  ------------
Revenues:
  Propane                                                      $ -           $  -         $  -           $  -
  Utilities                                                      -              -            -              -
  Energy marketing                                               1.7            1.9          -             83.9
                                                               -----         ------       ---            ------
                                                                 1.7            1.9          -             83.9

Costs and expenses:
  Propane cost of sales                                          -              -            -              -
  Utilities - gas, fuel and purchased power                      -              -            -              -
  Energy marketing cost of sales                                 -              -            -             77.7
  Operating and administrative expenses                          0.7            1.5          -              1.9
  Depreciation and amortization                                  0.2            -            -              0.1
  Miscellaneous (income), net                                    -             (0.3)         -              0.3
                                                               -----         ------       ---            ------
                                                                 0.9            1.2          -             80.0
                                                               -----         ------       ---            ------
Operating income                                                 0.8            0.7          -              3.9
Interest charges                                                (0.7)           -            -              -
Minority interest in AmeriGas Partners                           -              -            -              -
                                                               -----         ------       ---            ------
Income before income taxes and subsidiary
  preferred stock dividends                                      0.1            0.7          -              3.9
Income taxes                                                     -             (0.3)         -             (1.7)
Dividends on UGI Utilities Series Preferred Stock                -              -            -              -
Equity in income of subsidiaries                                 -              -            -              -
                                                               -----         ------       ---            ------
Net income (loss)                                                0.1            0.4          -              2.2
Dividends on preferred stock                                     -              -            -              -
                                                               -----         ------       ---            ------
Net income after dividends on preferred stock                  $ 0.1         $  0.4       $  -           $  2.2
                                                               =====         ======       ===            ======

                        UGI Corporation and Subsidiaries
       Consolidating Statement of Retained Earnings (Accumulated Deficit)
                     For the Year Ended September 30, 1996
                                  (Unaudited)
                             (Millions of dollars)


                                                          Consolidated  Eliminations                  UGI
                                                               UGI          and         UGI        Utilities,
                                                               Corp.    Adjustments     Corp.         Inc.
                                                               -----    -----------     -----         ----
Balance at September 30, 1995                               $  (5.5)      $(16.8)     $  (5.5)     $  58.5

  Net income (loss)                                            39.5        (40.3)        39.5         38.4

  Dividends on Common Stock                                   (46.7)        95.5        (46.7)       (32.9)

  Common Stock issued                                          (0.1)         -           (0.1)         -

  Dividends on UGI Utilities Series Preferred Stock             -            2.8          -           (2.8)

  Other                                                         -           (0.1)         -           (0.1)
                                                            -------       ------      -------      -------
Balance at September 30, 1996                               $ (12.8)      $ 41.1      $ (12.8)     $  61.1
                                                            =======       ======      =======      =======

                                                                                        United
                                                                           UGI         Valley     Ashtola       UGI
                                                              AmeriGas,  Properties,  Insurance   Production  Enterprises,
                                                                Inc.       Inc.        Company     Company      Inc.

Balance at September 30, 1995                                $ (32.9)     $  -         $ 1.2       $(10.2)      $ 0.2

  Net income (loss)                                             (0.8)        0.1         0.4            -         2.2

  Dividends on Common Stock                                    (62.0)       (0.1)       (0.2)        (0.3)        -

  Common Stock issued                                            -           -           -            -           -

  Dividends on UGI Utilities Series Preferred Stock              -           -           -            -           -

  Other                                                          -           -           0.1          -           0.1
                                                             -------      ---          -----       ------       -----

Balance at September 30, 1996                                $ (95.7)     $  -         $ 1.5       $(10.5)      $ 2.5
                                                             =======      ===          =====       ======       =====